Exhibit 99.3

Email to Jarden Vendors/Suppliers

December 14, 2015

Dear [INSERT VENDOR/SUPPLIER NAME]:

We are happy to share with you some very exciting and positive news. As you may have already heard, Newell Rubbermaid has entered into a definitive agreement to acquire Jarden Corporation in a transformational combination creating a $16 billion consumer goods powerhouse to be called Newell Brands.

For over 14 years, Jarden has been proud to make the brands of everyday lifeTM, while Newell Rubbermaid has helped people flourish every day where they live, work, and play. This combination will enable the combined Newell Brands to use its increased scale and complementary product portfolio to further brand development and commercial capabilities while unlocking efficiencies in procurement, infrastructure and cost to serve. Jarden’s management team has a successful track record of driving growth across their portfolio, and we look forward to working with them and leveraging our combined scale in order to enhance our product offering and to create new opportunities in the global marketplace.

For those of you who may not be familiar, Newell Rubbermaid, an S&P 500 company, is a global marketer of consumer and commercial products with 2014 sales of $5.7 billion and a strong portfolio of leading brands, including Aprica®, Baby Jogger®, Calphalon®, Contigo®, Dymo®, Elmer’s®, Goody®, Graco®, Irwin®, Lenox®, Paper Mate®, Parker®, Rubbermaid Commercial Products®, Rubbermaid®, Sharpie®, and Waterman®. We encourage you to visit Newell Rubbermaid’s website, www.newellrubbermaid.com, to learn more about the company.

Jarden will continue to operate business as usual and your day-to-day contacts will remain the same. We are committed to making this transition as seamless as possible and to ensuring that our supply chain continues to be unparalleled. We anticipate that this transaction will close in the second quarter of 2016.

From all of us, we thank you for your continued support. We look forward to working and growing together in the future. Thank you again for your partnership.

Sincerely,

Michael B. Polk
President & Chief Executive Officer	[Jarden vendor contact]